BRF S.A.
A Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

PEDRO FARIA APPOINTED TO THE POSITION OF CEO - INTERNATIONAL OF BRF

Pedro de Andrade Faria has been appointed to the position of company CEO - International, reporting directly to Claudio Galeazzi, Global CEO. Mr. Faria will take over the responsibility for 19 commercial offices, 11 industrial units, two joint ventures and routine export procedures involving more than 120 countries.

To this structure will be added the Abu Dhabi factory operations in the United Arab Emirates, startup of which is expected for the first half of 2014. This first industrial unit to be constructed outside Brazil will produce breaded items, hamburgers, pizzas, industrialized and marinated products. With an investment of US$ 120 million, this project will allow the Company to move forward in the sale of higher value added food items.

Pedro de Andrade Faria graduated in Business Management from the Fundação Getúlio Vargas (FGV) in São Paulo and has an MBA from the University of Chicago. Faria worked as a member of the Board of Directors and Director of Investor Relations of Tarpon. Prior to this he served as executive partner of Pátria Investments, responsible for monitoring the private equity portfolio. He has also worked at Manhattan Bank and Patrimônio/Salomon Brothers.

New Member of the Board of Directors

In the light of the resignation of Pedro de Andrade Faria and his alternate from BRF’s Board of Directors, Simon Cheng has been elected ad-referendum of the company’s next General Meeting as member of the Board of Directors. Mr. Cheng has a degree in business management from the FGV São Paulo with an MBA from the Harvard Business School, Boston. The executive previously worked at BCG – The Boston Consulting Group and currently is an Investment Officer at Tarpon Investimentos.

 São Paulo, November 14, 2013

Leopoldo Viriato Saboya Chief Financial, Administration and Investor Relations Officer